SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 require directors and officers of Eagle Point Credit Company Inc. (the “Company”), persons who beneficially own more than 10 percent of any class of the Company’s outstanding securities and certain other persons subject to Section 30(h) to file reports of ownership of the Company’s securities and changes in such ownership on Forms 3, 4, and 5 with the Securities and Exchange Commission (“SEC”). Such persons are required by SEC regulations to furnish the Company with copies of all such filings. Based solely upon a review of the copies of such forms furnished, except as noted below, the Company does not know of any director, officer, person who beneficially owns more than 10 percent of any class of the Company’s securities, or person otherwise subject to Section 30(h) who, during the Company’s last fiscal year, failed to file on a timely basis the required reports.

The Company is aware that Kenmare Holdings, Ltd., Fitzwilliam Insurance Ltd. and Enstar Group LTD, each a beneficial owner of more than 10% of the Company’s outstanding shares of common stock at the applicable time, jointly made one late Form 3 filing in connection with the Company’s initial public offering and a late Form 4 filing in respect of two subsequent transactions in the Company’s common stock. In addition, Mr. James D. Carey and Ms. Meryl D. Hartzband, members of the Board of Managers of Eagle Point Credit Management LLC, the Company’s investment adviser (the “Adviser”), are expected to make their initial Form 3 filings in respect of their zero ownership of shares of the Company’s common stock shortly after the date of this filing. Further, the Adviser amended its single Form 4 filing to reflect certain of its beneficial owners.